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TOKYO, WASHINGTON, D.C.

April 7, 2016

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	FBR & CO.

Soliciting Material on Schedule 14A

Filed March 21, 2016 by Voce

Catalyst Partners LP et al. File

No. 001-33518

Dear Mr. Orlic:

On behalf of our client, Voce Capital Management, LLC (“Voce”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2016, with respect to the Soliciting Material filed on Schedule 14A with the Commission on March 21, 2016. For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the response.

General

Reasons for this Solicitation, page 5

1.	Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident,

Via Edgar

Page Two

disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:

•	“the current management team have recklessly attempted to diversify into competitive sectors where it has neither the talent nor the resources to ever succeed”

•	“unwillingness of FBR’s leadership to reconsider the folly of its diversification dreams, despite the overwhelming evidence of their abject failure, has been matched only by management’s petty ploys to deflect us”

Voce respectfully acknowledges the Staff’s comments. On April 5, Voce submitted a press release and a detailed presentation to the public that it believes fully supports the statements previously made. In its April 5 press release and detailed presentation, Voce believes it clearly characterized those statements which are beliefs and/or opinions.

In addition, attached as Exhibit A is a written statement from each filing person acknowledging that: (i) such filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to contact me at (415) 268-7096.

Sincerely,

/s/ Murray A. Indick
Murray A. Indick

Exhibit A

Written Statement from Each Participant

RE:	FBR & CO.
Soliciting Material on Schedule 14A
Filed March 21, 2016 by Voce Catalyst Partners LP et al. File No. 001-33518

The undersigned, each a filing person with respect to the Soliciting Material filed on Schedule 14A with the Securities and Exchange Commission (the “Commission”) on March 21, 2016, relating to FRB & Co., and for future filings on Schedule 14A with respect to this matter, acknowledges that:

•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Voce Catalyst Partners LP
By:	Voce Capital LLC
Its:	General Partner

/s/ J. Daniel Plants	/s/ J. Daniel Plants
J. Daniel Plants	J. Daniel Plants
Authorized Person

Voce Capital Management LLC
By:	Voce Capital LLC
Its:	Managing Member

/s/ J. Daniel Plants	/s/ Michael J. McConnell
J. Daniel Plants	Michael J. McConnell
Authorized Person

Voce Capital LLC
By:	J. Daniel Plants
Its:	Managing Member

/s/ J. Daniel Plants	/s/ Jarl Berntzen
J. Daniel Plants	Jarl Berntzen